SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

SECURI 10027091 ION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52483 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31, 2009. (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim W. Garrard / Felix E. Ajegbo 323 466 6948.
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond D. Marshall, CPA
(Name – *if individual, state last, first, middle name*)

15030 Ventura Boulevard, Suite 610, Sherman Oaks, CA 91403
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AP 3/6

# OATH OR AFFIRMATION

I, Jim W. Garrard / Felix E. Ajegbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California )
~~County of Los Angeles )~~

Subscribed and sworn to (or affirmed)
~~before me on this 25th day of Feb, 2010~~
By Felix E. Ajegbo, who proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Finops Principal/ Director - Secretary.

Title

Notary Public

SAMANTHA KANG
Commission # 1872506
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C.**

# ANNUAL AUDIT REPORT

**DATE – DECEMBER 31, 2009**

**GONOW SECURITIES, INC.**
**3580 Wilshire Boulevard, 17th Floor**
**Los Angeles, CA 90010**

**CONTENTS**

**THE JOSHUA GROUP, LLC.**
**ACCOUNTING CORPORATION**
Raymond D. Marshall, CPA
15030 Ventura Boulevard, Suite 610
Sherman Oaks, CA 91403

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

I have audited the accompanying statements of financial condition of GoNow Securities, Inc. as of December 31, 2009 and related statements of income (loss), changes in shareholder's equity and cash flows for the year ended December 31, 2009. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of GoNow Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the several financial statement presentations. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, said financial statements referred to above present fairly, in all material respects, the financial condition of GoNow Securities, Inc. as of December 31, 2009 and the results of its operations, shareholder's equity and cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Raymond D. Marshall, CPA
Sherman Oaks, California
February 20, 2010

**GONOW SECURTIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2009**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 49,029.91 |
| Due from former officer, net of allowance for bad debts $13,415.00 | | - |
| CRD account | | 0.00 |
| Other | | 0.00 |
| Total assets | $ | 49,029.91 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts Payable | | 375.00 |
| CRD account | | 106.25 |
| **Shareholder's equity** | | |
| Common stock | | -- |
| Additional paid in capital | | 555,747.11 |
| | | (30,123.63) |
| Accumulated deficit | | (477,074.82) |
| Total Equity | $ | 48,548.66 |
| Total liabilities and Shareholder's equity | $ | 49,029.91 |

The accompanying notes are an integral part of these financial statements.

**GONOW SECURITIES, INC.**
**STATEMENT OF (LOSS)**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

**Revenue**

| | |
|---|---|
| Interest Income | $ 54.01 |
| Other Income | 0.00 |
| | 54.01 |
| **Operating Expenses** | |
| Automobile Expenses | 170.00 |
| Bank Charges | 248.00 |
| Business Fees | 1550.00 |
| Professional Fees | 8,152.29 |
| Dues and Subscriptions | 855.00 |
| FINRA Fees & Assessment | 1,710.00 |
| Office Equipments | 2,212.39 |
| Office Supplies Expense | 1,168.57 |
| Outside Services | 2,100.00 |
| Professional Fees | 2,539.03 |
| License & Registration | 240.00 |
| Rent | 2,290.50 |
| Repairs and Maintenance | 4,000.00 |
| Telephone | 1,508.81 |
| Travel & Entertainment | 1,431.15 |
| Total Expenses | 30,176.64 |
| Net Ordinary Income | -30,122.63 |
| Net Income | -30,122.63 |
| (Loss) before income tax | (30,123.26) |
| Provision for income taxes | -- |
| Net (Loss) | $(30,123.26) |

The accompanying notes are an integral part of these financial statements

# GONOW SECURITIES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2009

| | Stock Shares | Common Stock | Paid-In Capital | Accumulated (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2009 | -- | $ -- | $533,803 | $(463,676) | 70,127 |
| Capital Contributed | | | 24,412 | | 24,412 |
| Net (Loss) | | | | (30,123) | (30,123) |
| Balance, December 31, 2009 | | | 533,803 | 463,676 | 64,416 |

The accompanying notes are an integral part of these financial statements

**GONOW SECURITIES, INC.**
**STATEMENT OF CASHFLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2009**

Operating Activities

| | |
|---|---|
| Net loss from operations | $(24,412) |
| Increase in CRD account | ( 106) |
| Balance in CRD account | 106 |
| Cash Flow from Investing Activities | 0 |
| Cash Flow from Financing Activities | |
| Capital Contributed | 61,725 |
| Increase in Cash | (5,008) |
| Cash: Beginning of the Year | 54,038 |
| Cash: End of the Year | $ 49,030 |
| Supplemental Cash Flow Information: | |
| Cash paid for interest | $ 0 |
| Cash paid for income taxes | $ 0 |

The accompanying notes are an integral part of these financial statements

## GONOW SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2009

**NOTE 1 – GENERAL AND ORGANIZATION**

GoNow Securities, Inc., the Firm, was formed in July 2000 as a Nevada Corporation. The Firm is a registered Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). During 2005 the Firm's FINRA Rule 1017 Continuing Membership Application "CMA" was approved in April 2005. The Firm now has a Principal, a Registered Representative and a Finops Principal all of whom were associated with the Firm during the 2009 year in continuing effort to meet the two Principal amendments made to the Firm's Agreement on July 2, 2007 so as to resume securities business for the Firm.

**NOTE 2 – NET CAPITAL REQUIREMENT**

The Firm is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See p.9 net capital calculation.

**NOTE 3 – DUE FROM FORMER OFFICER**

There was misappropriation of funds by Mr. Keny Edgar Chang, the Firm's former President .The matter has been investigated and being referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectibility. The Firm's previous Auditor obtained a void default judgment for claim of 2006 audit he engaged to re-submit but failed to do so. The PAIB deposit with the Firm's defunct clearing correspondent also remains in collection with the court, both totaling $15,000.00+ for which allowance has been made in equity/capital.

**NOTE 4 - SUBSEQUENT EVENT**

The Firm's previous management team engaged in fully disclosed securities business between December 2006 and July 2007. The firm placed $10,000.00 as PAIB deposit with North American Clearing, Inc. "NACI" of Longwood Florida as it's Clearing Correspondent. NACI became insolvent and subjected to SIPC receivership and liquidation in late 2007. The firm has filed a claim with the SIPC Trustee to seek return of the $10,000.00 PAIB deposit plus interest. Statement of cash flows reflects reduction of cash at end of this period as a result of this event.

**NOTE 5 – USE OF ESTIMATES**

Management's estimates and assumptions used in preparation of compliant financials during the reporting period may differ from actual results.

**Note 6 – RESERVE REQUIREMENT, AND POSSESSION/CONTROL REQUIREMENT OF RULE 15c3-3.**

GoNow Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i). As an introducing $5,000.00 Broker Dealer the Firm does not possess or control customer funds and securities in compliance with customer protection rule, SEC Rule 15c3-3.

*The accompanying notes are an integral part of these financial statements*

**GONOW SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1**
**DECEMBER 31, 2009**

**COMPUTATION OF NET CAPITAL**

| | |
|---|---|
| Total ownership equity from statement of Financial condition | $48,549 |
| Less Non Allowable Asset CRD account | 106 |
| **NET CAPITAL** | $ 48,443 |

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

| | |
|---|---|
| Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness | $ 0 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| **EXCESS CAPITAL** | $ 43,443 |
| Excess net capital at 100% (net capital less 10% of Aggregate Indebtedness) | $43,443 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Total liabilities | $ 0 |
| Percentage of aggregate indebtedness to net capital | NA |
| Percentage of debt to debt-equity to total Computed in accordance with Rule 15c 3-1(d) | NA |

**RECONCILIATION**

The following is reconciliation, as of December 31, 2009 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d)(4):

| | |
|---|---|
| Net capital per FOCUS report | $48,438 |
| Post closing bookkeeping adjustment | 5 |
| Net capital –Audited | $ 48,443 |

The accompanying notes are an integral part of these financial statements

# PART II

## GONOW SECURITIES, INC.

## STATEMENT OF INTERNAL CONTROL

## DECEMBER 31, 2009

**THE JOSHUA GROUP, LLC.**
**ACCOUNTING CORPORATION**
Raymond D. Marshall, CPA
15030 Ventura Boulevard, Suite 610
Sherman Oaks, CA 91403

**REPORT OF INDEPENDENT AUDITOR**
**ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Firm") for the year ended December 31, 2009. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm :(1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm, therefore, claims exemption under Rule 15c3-3 section (k)(2)(i).

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Raymond D. Marshall CPA

Raymond D. Marshall, CPA
Sherman Oaks, California
February 20, 2010.